UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___December 2007___

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: December 19th,2007	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific Arranges US$15m Financing

Wellington, New Zealand - 19 December 2007 - Austral Pacific Energy Ltd.

(TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. has signed agreements with a number of accredited investors to privately place 12,500,000 common (ordinary) shares with attached warrants, sold as units at $1.20 per unit. Each unit consists of one common share and one share purchase warrant. The warrants are convertible one-for-one into the Company’s common shares for 12 months after closing at an exercise price of $2.25.

Proceeds from the private placement will be used primarily in connection with accelerating the Cheal field development with a goal of increasing the field reserve base and increasing production through the newly commissioned Cheal Production Station. The proceeds will also fund other appraisal and development projects in Taranaki, New Zealand and PNG and will be used to both progress the Cardiff field appraisal and to complete the cash portion of the previously announced purchase of a further 19% interest in Cardiff.

The placement is subject to stock exchange approvals expected in the ordinary course. A portion of the securities were placed in the United States to accredited investors in reliance on Rule 506 and are subject to resale restrictions in the United States under Rule 144 for a one year period but can be traded under Rule 904 through the TSX Venture Exchange after 4 months which is the basic hold period applicable to all the securities.

Management Comments

Thom Jewell, Austral’s CEO commented “We were pleased to see a strong level of interest in the company’s current projects and its inventory of high quality exploration, appraisal and development opportunities. This financing brings us flexibility and allows us to accelerate our onward program to enhance the value of our asset base. We have also significantly extended the Company’s base of shareholders as approximately 63% of the shares were placed with investors newly introduced to Austral Pacific.”

Operations Update

Austral Pacific (69.5%WI and Operator) has recently announced the successful tie back of the Cheal B site wells into the production facility raising the production for the field to over 750 bopd. The next step in the phased Cheal development is to drill and connect the planned two additional wells, targeting a normalized field production of between 1000 and 1500 bopd

Austral Pacific has now successfully re-completed the Cardiff-2A ST-1 discovery well with the Parker Rig 252. The rig is scheduled to be released from the site at the end of this week. Detailed testing operations for this well are part of the ongoing field appraisal and development activities that are scheduled for 1st quarter, 2008.

Cardiff lies 3 km (1.8 miles) from Cheal facilities in onshore Taranaki, New Zealand. It is 44.9% owned by Austral, which is also field operator.

About Austral Pacific

Austral Pacific is a listed independent oil and gas exploration and production company registered in Canada with corporate headquarters in Wellington, New Zealand. The Company has an interest in thirteen exploration and production permits totalling over 2.6 million acres in onshore New Zealand and Papua New Guinea. The Company's primary assets are the Cheal Field, Kahili Field and Cardiff Field located onshore in the highly prolific Taranaki Basin on the North Island of New Zealand. In Papua New Guinea, the Company has an interest in four onshore blocks.

Austral Pacific Energy (NZ) Limited
Web site: www.austral-pacific.com
Email: ir@austral-pacific.com
Phone: Thom Jewell, CEO +64 (4) 495 0880 or Brad Holmes: +1 (713) 304 6062

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future financings and possible production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.